Exhibit 99.2

(Formerly “Prophecy Development Corp.”)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

TABLE OF CONTENTS

1	INTRODUCTION	3
2	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
3	FIRST QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS	6
4	PROPERTY SUMMARY	8
5	SUMMARY OF QUARTERLY RESULTS	40
6	DISCUSSION OF OPERATIONS	40
7	PROPOSED TRANSACTIONS	41
8	LIQUIDITY AND CAPITAL RESOURCES	42
9	CONTINGENCIES	44
10	RELATED PARTY DISCLOSURES	45
11	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	45
12	FINANCIAL INSTRUMENTS AND RELATED RISKS	48
13	RISKS AND UNCERTAINTIES	50
14	DISCLOSURE CONTROLS AND PROCEDURES	51
15	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	51
16	DISCLOSURE OF OUTSTANDING SHARE DATA	52
17	OFF-BALANCE SHEET ARRANGEMENTS	52

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

1.
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Silver Elephant Mining Corp. (formerly “Prophecy Development Corp.”) and its subsidiaries (the “Company”) was prepared by management as at May 15, 2020 and was reviewed, approved, and authorized for issue by the Company’s Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and notes thereto for the three months ended March 31, 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A should be read also in conjunction with both the audited annual consolidated financial statements for the year ended December 31, 2019 (prepared in accordance with IFRS) (“Annual Financial Statements”) and the related annual MD&A (“Annual MD&A”) dated March 30, 2020, and the 2019 Annual Report (“Form 20-F”), all of which are available under the Company’s SEDAR profile at www.sedar.com.

The information provided herein supplements but does not form part of the financial statements. Financial information is expressed in Canadian Dollars, unless stated otherwise. Readers are cautioned that this MD&A contains “forward-looking statements” and that actual events may vary from management’s expectations. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are contained in the Company’s most recently filed Form 20-F which is available on the Company’s website at www.silverelef.com and on SEDAR at www.sedar.com and on Edgar at www.sec.gov.

Description of Business

The Company amalgamated under the laws of the Province of British Columbia, Canada. The Company’s Common Shares (the “Shares”, and each, a “Share”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF”, the OTCQX under the symbol “SILEF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

The Company is an exploration stage company specializing in mine permitting, construction, and operations. The Company holds a mining joint venture interest in the Pulacayo Paca silver-lead-zinc property located in Bolivia (the “Pulacayo Project”). The Company also has a 100% interest in two vanadium projects in North America including the Gibellini vanadium project which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA (the “Gibellini Project”) and the Titan vanadium-titanium-iron project comprised of the Titan vanadium-titanium-iron deposit and related claims located in the Province of Ontario, Canada (the “Titan Project). The Company also own a 100% interest in three coal properties in Mongolia which are the Ulaan Ovoo property, the Khavtgai Uul property and the Chandgana Tal property. In addition, the Company also has the land use right and construction license for the Chandgana power plant project.

The Company’s business strategy focus is to develop the Pulacayo Project and make the Company’s Gibellini Project the first operating primary vanadium mine in North America. The vanadium resources are part of a portfolio of projects the Company is building, through their diversity of locations, commodities and products, reducing the Company’s exposure to adverse regulation and political climates and changes in specific commodity prices.

A diverse portfolio of projects from which a variety of minerals are mined and sold provides multiple opportunities to maintain revenue and is one facet of the Company’s efforts to attain the Company’s ultimate objective of stable positive cash flow.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

General Corporate Information:

At March 31, 2020 and May 15, 2020, the Company had : (i) 122,299,508 and 133,310,408 Shares issued and outstanding respectively; (ii) 9,442,500 and 12,382,500 stock options for Shares outstanding respectively; (iii) 26,666,597 and 37,061,497 Share purchase warrants for Shares outstanding respectively.
Transfer Agent and Registrar Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, Canada, V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information
All financial reports, news releases and corporate information can be accessed by visiting the Company’s website at: www.silverelef.com
Investor & Media requests and queries:
Email: ir@silverelef.com
Head Office and Registered Office Suite 1610 - 409 Granville Street, Vancouver, BC, Canada, V6C 1T2 Tel: +1 (604) 569-3661

Directors and Officers

As at the date of this MD&A, The Company’s directors and officers were as follows:

Directors	Officers
John Lee, Executive Chairman	Michael Doolin, Chief Executive Officer & Chief Operating Officer
Greg Hall	Irina Plavutska, Chief Financial Officer
Masa Igata	Ronald Espell, Vice-President, Environment and Sustainability
Marc Leduc	Danniel Oosterman, Vice-President, Exploration
Ronald Clayton	Joaquin Merino-Marquez, Vice-President, South American Operations
Brigitte McArthur, Corporate Secretary

Audit Committee	Corporate Governance and Compensation Committee
Greg Hall (Chair)	Greg Hall (Chair)
Masa Igata	Masa Igata
Marc Leduc	Marc Leduc

Qualified Persons

Danniel Oosterman, B.Sc.(Hons), P.Geo., is a “qualified person” as defined under NI 43-101. Mr. Oosterman serves as the Company’s Vice-President, Exploration and qualified person. He is not considered independent of the Company given the large extent that his professional time is dedicated solely to the Company. Mr. Oosterman has reviewed and approved the technical and scientific disclosure regarding the mineral properties of the Company contained in this MD&A.

2.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains” forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company’s financial resources and financial projections. Such forward-looking statements include but are not limited to statements regarding the permitting, feasibility, plans for development of the Gibellini Project; development of the Titan Project; development of the Pulacayo project; development and production of electricity from the Company’s Chandgana power plant, including finalizing of any power purchase agreement; the likelihood of securing project financing; estimated future coal production at the Chandgana project; and coal production at the Ulaan Ovoo coal property and the Chandgana project, and other information concerning possible or assumed future results of operations of the Company. See in particular, Section 4 – Property Summary.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Forward-looking statements in this document are frequently identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “potentially” or similar expressions, or statements that events, conditions or results “will”, “may”, “would”, “could”, “should” occur or are “to be” achieved, and statements related to matters which are not historical facts. Information concerning management’s expectations regarding the Company’s future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in such forward-looking statements made by the Company.

In making the forward-looking statements in this MD&A, the Company has made several assumptions that it believes are appropriate, including, but not limited to assumptions that: all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of the Company’s properties and the Chandgana power plant; there being no significant disruptions affecting operations, whether due to labour disruptions or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for vanadium, silver, other metals and coal, prices for and availability of fuel, parts and equipment and other key supplies remain consistent with current levels; production forecasts meeting expectations; the accuracy of the Company’s current mineral resource estimates; labour and materials costs increasing on a basis consistent with the Company’s current expectations; and any additional required financing will be available on reasonable terms; market developments and trends in global supply and demand for vanadium, silver, other metals, coal and energy meeting expectations. The Company cannot assure you that any of these assumptions will prove to be correct.

Numerous factors could cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements, including the following risks and uncertainties, which are discussed in greater detail under the heading “Risks and Uncertainties” in this MD&A and “Risk Factors” in the Company’s most recent AR as filed under the Company’s SEDAR profile at www.SEDAR.com and posted on the Company’s website: the Company’s history of net losses and lack of foreseeable positive cash flow; exploration, development and production risks, including risks related to the development of the Company’s mineral properties; the Company not having a history of profitable mineral production; commencing mine development without a feasibility study; the uncertainty of mineral resource and mineral reserve estimates; the capital and operating costs required to bring the Company’s projects into production and the resulting economic returns from its projects; foreign operations and political conditions, including the legal and political risks of operating in Bolivia and Mongolia, which are developing countries and being subject to their local laws; the availability and timeliness of various government approvals, permits and licenses; the feasibility, funding and development of the Company’s projects; protecting title to the Company’s mineral properties; environmental risks; the competitive nature of the mining business; lack of infrastructure; the Company’s reliance on key personnel; uninsured risks; commodity price fluctuations; reliance on contractors; the Company’s need for substantial additional funding and the risk of not securing such funding on reasonable terms or at all; foreign exchange risk; anti-corruption legislation; recent global financial conditions; the payment of dividends; the inability of insurance to cover all potential risks associated with mining operations; conflicts of interest; reliance on information systems with exposure to cyber-security risks, and global outbreaks, including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business.

Factors that could cause actual results to differ materially from those in forward-looking statements include potential impacts of COVID-19 on the Company’s operations, ability to obtain required third party approvals, market prices, exploitation and exploration results, continued availability of capital and financing and general economic, market or business conditions

In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this MD&A should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this MD&A and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update any future revisions to forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as expressly required by law.

3.
FIRST QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

●
On January 6, 2020 Silver Elephant Mining Corp., a wholly owned subsidiary of the Company, changed its name to Illumina Silver Mining Corp.

●
On January 8, 2020, the Company announced the following:

●
a special meeting (the “Special Meeting”) of the shareholders to be held on March 16, 2020 to seek shareholder approval the following:

●
changing the name of The Company Development Corp. to Silver Elephant Mining Corp. (the "Name Change");
●
to consolidate the Company’s issued and outstanding shares at a ratio between one (1) new Common Share for every five (5) to ten (10) old Common Shares (the “2020 Consolidation”).
●
The effective date of the Name Change and the 2020 Consolidation would be determined at a later date by the Board of the Company;
●
proposed new symbol of “ELEF” for the trading of the Company’s Common Shares on the Toronto Stock Exchange (“TSX”); and
●
ratification of 1,275,000 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s Share-Based Compensation Plan.

●
the engagement of Ken Cotiamco to provide investor relations and shareholder communications services effective January 6, 2020. The Company further announced that Ken Cotiamco entered into a consulting agreement whereby Ken Cotiamco would receive from the Company renumeration of $4,000 per month for a term of three months, which could be extended and also pursuant to the consulting agreement the Company granted 100,000 incentive stock options at a price of $0.41 per Share for a term of five years expiring on January 6, 2025;

●
pursuant to the Company’s Share-Based Compensation Plan, the issuance of an aggregate of 1,601,000 Shares (subject to a minimum hold period of four months plus one date from the date of issuance) as 2019 bonus payments to certain directors, officers, employees and consultants of the Company;

●
that further to the Company’s news release dated December 18, 2019, the Company had completed the first of 3 holes of the planned 17 drill holes at the Pulacayo Project; and

●
the Company had mobilized a second drilling rig to the Pulacayo Project and expects to complete the proposed 5,000 meter drill program in February 2020 with full assay results by March 2020;

●
the Company announced the first step-out diamond drilling results from the Pulacayo property. Borehole PUD 267 intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole;

●
the Company released the results of its first 2,598 meters of drilling which focused on the western portion of the Pulacayo property;

●
the Company announced a commencement district exploration program at the Pulacayo Project. The exploration team will be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics will be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined. The program is expected to be completed by June 2020, when the results will have been evaluated. The intention is to then generate drilling targets in the district.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

●
On March 16, 2020, the Company held its Special Meeting of Shareholders. The Company received shareholder approval of the following:

➢
changing its name to Silver Elephant Mining Corp.;
➢
consolidation of the Company’s issued and outstanding shares at a ratio between one (1) new Common Share for every five (5) to ten (10) old Common Shares (the “2020 Consolidation”). The effective date of the Name Change and the 2020 Consolidation would be determined at a later date by the Board of the Company; and
➢
ratification of 1,275,000 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s Share-Based Compensation Plan.

●
On March16, 2020, the Company amended its Articles and changed its name to “Silver Elephant Mining Corp.”
●
On March 19, 2020, the Company changed its’ symbol on the TSX from PCY to “ELEF”.
●
On March 23, 2020, the Company changed its’ symbol on the OTCQX from PRPCF to “SILEF”.
●
In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

The Company is implementing extensive preventative measures across its offices and operations in order to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity. All Silver Elephant Mining Corp. corporate offices have been closed and remote work implemented for all employees able to do so. Other measures being put into place at the Company’s operations include:

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Reducing or eliminating in person meetings and other large gatherings;

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Enhanced cleaning and disinfecting protocols, including frequent disinfecting of employee work areas;

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Promoting personal preventative measures, such as frequent handwashing;

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Screening all contractors and external visitors to site for risk factors and symptoms;

●
Increasing social distancing practices at site, such as cancelling large group meetings; changing meetings from in-person to electronic, e.g.;

●
Requiring employees who show symptoms or are in close contact with someone with symptoms to stay home from work;

●
Requiring employees returning from travel outside of Canada to self-isolate; and

●
Reducing the number of on-site staff as much as possible; implementing work from home where feasible.

Subsequent to period end

On May 1, 2020, the Company closed the first tranche of the non-brokered private placement (the “Placement”) announced on April 15, 2020. The first tranche raised gross proceeds of $1,330,940 through the issuance of 10,238,000 units (the “Units”) of the Company of $0.13 per Unit. Each Unit is comprised of one Share and one Share purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase an additional Share of the Company at an exercise price of $0.16 for a period of three years from the closing of the first tranche of the Placement. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fee. The Placement proceeds are expected to be used for the Company’s mineral project development and for general working capital purposes.

For further information please view the Company’s 2020 news releases under the Company’s SEDAR profile at www.sedar.com.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

4.
PROPERTY SUMMARY

Gibellini Project, Nevada, USA

The Company’s principal asset is its interest in the Gibellini Project. The Company holds a 100% interest in the properties by way of a lease agreement and staked claims. Claims are in the name of the Company’s indirect, wholly-owned Nevada subsidiaries, VC Exploration (US), Inc. (“VC Exploration”) and Nevada Vanadium, LLC (“Nevada Vanadium”).

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Company group of 209 claims. The Gibellini group of claims is referred to by the Company as a “project”. All the claims are located in Eureka County, Nevada, approximately 25 miles south of the town of Eureka and are easily accessed from US Highway 50 to a paved road that becomes a graded, gravel road.

The Gibellini Project is situated on the south flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada and is accessed by dirt road extending westward from State Route 379.

The Gibellini group of claims were acquired on June 22, 2017, through lease from the claimant and current holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement dated June 22, 2017 (the “Gibellini MLA”), The Company leased the Gibellini group of claims which originally constituted the Gibellini Project by among other things, agreeing to pay to the Gibellini Lessor, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, The Company will maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% NSR until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). All advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the agreement, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD1,000,000, to be paid as an advance royalty payment.

On July 10, 2017, the Company acquired (through lease) from the holders (the “Former Louie Hill Lessors”) 10 unpatented lode claims totaling approximately 207 gross acres that comprised the Louie Hill group of claims located approximately 500 meters south of the Gibellini group of claims. These claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors to replace on substantially similar terms, the former Louie Hill Mineral Lease Agreement dated July 10, 2017, wherein the Company will pay an advance royalty and a net smelter royalty on vanadium pentoxide produced from the area of the 10 unpatented lode claims originally acquired through lease from the Former Louie Hill Lessors that is now contained within 17 lode claims since staked by the Company’s subsidiaries. The annual advance royalty payments will be tied, based on an agreed formula (the total amount not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year.

Upon commencement of production, the Company will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by the Company for USD$1 million, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). All advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The Royalty Agreement shall be for an indefinite period and shall be valid and in full force and effect for as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.
On December 5, 2017, the Company announced that it had significantly expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration (US) Inc, by paying a total of $335,661 in cash and issuing the equivalent of 500,000 Share purchase warrants to arm’s-length, private parties.

The Gibellini Project is situated entirely on public lands that are administered by the BLM. No easements or rights of way are required for access over public lands. Rights-of-way would need to be acquired for future infrastructure requirements, such as pipelines and powerlines.

On November 20, 2017, the Company received an independent technical report titled “Gibellini Vanadium Project Nevada, USA NI 43-101 Technical Report” with an effective date of November 10, 2017 (the ”Gibellini Report”) prepared by Wood The Gibellini Report was filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

On June 25, 2018, the Company released the “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” (the “PEA”), with an effective date of May 29, 2018 and signed June 25, 2018 authored by Independent Qualified Persons Kirk Hanson, P.E.; Edward J.C. Orbock III, RM SME; Edwin Peralta, P.E.; and Dr. Lynton Gormely, P. Eng. of Wood and is in accordance with NI 43-101. The PEA was filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

Gibellini Deposit

On May 29, 2018, the Company received an independent technical report providing an updated the resource on the Gibellini project. The report is titled “Gibellini Vanadium Project Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” prepared by Mr. Kirk Hanson, P.E., Technical Director, Open Pit Mining; Mr. Edward J.C. Orbock III, RM SME, Principal Geologist and US Manager of Consulting; Mr. Edwin Peralta, P.E., Senior Mining Engineer; and Mr. Lynton Gormely, P.Eng., Consultant Metallurgist of Wood. The report has an effective date of May 29, 2018.

The PEA replaces the technical report entitled “Gibellini Vanadium Project, Nevada, USA, NI 43-101 Technical Report”, effective November 10, 2017 and filed November 20, 2017. The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The PEA disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (“V2O5”) in the Measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined Measured and Indicated Mineral Resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the Measured and Indicated Mineral Resources is 131.34 million pounds V2O5. The Inferred Mineral Resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the Inferred Mineral Resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit resource estimate:

Table 1: Mineral Resource Statement, Gibellini

Confidence Category	Domain	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5(%)	ContainedV2O5 (Mlb)
Measured	Oxide	0.101	3.96	0.251	19.87
	Transition	0.086	3.98	0.377	29.98
Indicated	Oxide	0.101	7.83	0.222	34.76
	Transition	0.086	7.19	0.325	46.73
Total Measured and Indicated			22.95	0.286	131.34
Inferred	Oxide	0.101	0.16	0.170	0.55
	Transition	0.086	0.01	0.180	0.03
	Reduced	0.116	14.80	0.175	51.72
Total Inferred			14.97	0.175	52.30

Notes to accompany Mineral Resource table for Gibellini:

1.
The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME, a Wood Group of companies employee. The Mineral Resources have an effective date of May 29, 2018.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (“G&A”) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Louie Hill Deposit

The Louie Hill deposit lies approximately 1,600 ft south of the Gibellini deposit.

The Gibellini Technical Report provides an Inferred Mineral Resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit resource estimate:

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 2: Mineral Resources Statement, Louie Hill

Confidence Category	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5 (%)	ContainedV2O5 (Mlb)
Inferred	0.101	7.52	0.276	41.49

Notes to accompany Mineral Resource table for Louie Hill:

1.
The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME, a Wood Group of companies employee. The Mineral Resources have an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Oxidation state was not modeled.
4.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (G&A) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. For the purposes of the resource estimate, an overall 40º slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

A total of 280 drill holes (about 51,265 ft) have been completed on the Gibellini Project since 1946, comprising 16 core holes (4,046 ft), 169 rotary drill holes (25,077 ft; note not all drill holes have footages recorded) and 95 reverse circulation holes (22,142 ft).

The vanadium-hosted argillite unit ranges from 175 to over 300 ft thick and overlies gray mudstone and black shales. The argillite has been oxidized to various hues of yellow and orange to a depth of 100 ft and is believed to have been part an overall homogenous black shale unit. Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced.

No significant work has been conducted on the Gibellini Project since 2011 with some minor prospecting completed in October of 2018. The Company has not completed trenching or drilling activities since the Gibellini Project acquisition.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and supplied from a planned substation to be located near Fish Creek Ranch. This substation would tap and step-down the 69kV supply carried by the line to the nearby Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power will need to be undertaken to secure any future power supply contract and transmission line to the site.

On May 9, 2018, the Company submitted its Management’s plan of operations (the “MPO”) to the BLM and the Reclamation Permit Application to the BMRR. On July 8t, 2019 the Company announced it submitted an enhanced mining Plan of Operations that is designed to meet the needs set out by Secretarial Order 3355.

The MPO was prepared by SRK Consulting (U.S.) Inc. with over 1,100 pages of detailed development plans for the open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini Project with stated average mine production during the seven-year mine life of 15.7 million tons of ore material containing 120.5 million pounds of vanadium. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

A map of the proposed facilities is available at www.silverelef.com.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

In addition, the MPO includes the following designs along with associated environmental baseline studies:

1.
Quality Assurance Plan
2.
Storm Water Management Plan
3.
Adaptive Waste Rock Management Plan
4.
Monitoring Plan
5.
Noxious Weed Management Plan
6.
Spill Contingency Plan
7.
Feasibility Study Level Pit Slope Design
8.
.Heap Leach and Waste Rock Dump Facility Stability Report
9.
Geochemical Characterization Report
10.
Water Management Plan
11.
Closure and Reclamation Plan
12.
Transportation Plan
13.
Standardized Reclamation Cost Estimate

The baseline studies supplementing the MPO were completed by the previous operator between 2010 and 2012, and included studies of biological resources, cultural resources, surface water resources, ground water resources, and waste rock geochemical characterization.
In August 2018, the Company engaged NewFields, an environmental, engineering, and construction management consulting ﬁrm to advance EIS preparation for the Gibellini Project.

NewFields completed the Gibellini heap leach pad and waste dump designs (over 40 pages) as part of an overall basic engineering design lead by Scotia International of Nevada, Inc. in 2014. NewFields’ familiarity with the project should help to expedite permitting efforts at Gibellini.

PEA

On May 29, 2018, the Company received results of a PEA for the Gibellini Project. The PEA reported an after tax cumulative cash flow of $601.5 million, an internal rate of return of 50.8%, a net present value of $338.3 million at a 7% discount rate and a 1.72 years payback on investment from start-up assuming an average vanadium pentoxide price of $12.73 per pound. As of May 29, 2018, the price of vanadium pentoxide is $14.20 per pound according to www.asianmetal.com. The PEA was prepared by Wood and is based on the NI 43-101 compliant resource calculations reported above.

Table 3: Highlights of the PEA (after tax)

All dollar values are expressed in US dollars unless otherwise noted

Internal rate of return	50.8%
Net present value (“NPV”)	$338.3 million at 7% discount rate
Payback period	1.72 years
Average annual production	9.65 million lbs V2O5
Average V2O5 selling price	$12.73 per lb
Operating cash cost	$4.77 per lb V2O5
All-in sustaining costs*	$6.28 per lb V2O5
Breakeven price**	$7.76 per lb V2O5
Initial capital cost including 25% contingency	$116.76 million
Average grade	0.26% V2O5
Strip ratio	0.17 waste to leach material
Mining operating rate	3.4 million tons (leach material and waste) per year
Average V2O5 recovery through Direct Heap Leaching	62%
Life of mine	13.5 years
*includes selling costs, royalties, operating cash cost, reclamation, exploration and sustaining capital costs.

**includes selling costs, royalties, operating cash costs, taxes (local, state, and federal), working capital, and sustaining and capital costs.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the PEA capital cost and operating costs. This sensitivity analysis indicates strong project economics even in very challenging conditions, and that the project is well positioned to benefit from the current rising vanadium price environment. A 20% increase in the vanadium price relative to the base case translates to a USD$491.3 million after-tax NPV at a 7% discount rate.

Table 4: Sensitivity Analysis

All dollar values are expressed in US dollars unless otherwise noted

V2O5 price change	V2O5 price USD$/lb	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	16.55	69%	568.0	996.0
20%	15.28	63%	491.3	864.4
10%	14.00	57%	415.2	733.2
Base price	12.73	51%	338.3	600.4
-10%	11.46	44%	261.0	467.2
-20%	10.18	36%	183.1	333.2
-30%	8.91	26%	103.9	196.9

V2O5 gradechange	V2O5grade	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	0.34%	68%	554.4	972.8
20%	0.31%	63%	482.4	849.0
10%	0.28%	57%	410.7	725.4
Base grade	0.26%	51%	338.3	600.4
-10%	0.23%	44%	265.6	475.0
-20%	0.21%	37%	192.2	348.9
-30%	0.18%	28%	118.3	221.6

Capexchange	CapexUSD$M	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	151.8	40%	307.2	564.3
20%	140.1	43%	317.6	576.3
10%	128.4	47%	328.0	588.4
Base Capex	116.8	51%	338.3	600.4
-10%	105.1	55%	348.6	612.5
-20%	93.4	61%	358.9	624.6
-30%	81.7	67%	369.3	636.8

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Opexchange	OpexUSD$M	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	6.20	45%	257.9	450.2
20%	5.72	47%	284.8	500.3
10%	5.25	49%	311.6	550.4
Base Capex	4.77	51%	338.3	600.4
-10%	4.29	53%	364.8	650.0
-20%	3.82	55%	390.7	698.4
-30%	3.34	56%	416.0	745.4

Mining & Processing

Mining at the Gibellini and Louie Hill projects is planned to be a conventional open pit mine utilizing a truck and shovel fleet comprised of 100-ton trucks and front end loaders. Average mine production during the 13.5 year mine life is 3.4 million tons of leach material (3 million tons) and waste (0.4 million tonnes) per year at a strip ratio of 0.17. Mining is to be completed through contract, with the Company’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work.

Table 5

	Oxide‘000 tons	Transition‘000 tons	Reduced‘000 tons	Grade% V2O5	Metal containedV2O5 (Mlb)	Metal ProducedV2O5 (Mlb)
YR 1	2,600	400	—	0.291	17.440	10.633
YR 2	2,400	600	—	0.278	16.690	10.480
YR 3	1,760	1,240	—	0.310	18.580	12.067
YR 4	650	2,350	—	0.372	22.320	15.217
YR 5	310	2,680	10	0.366	21.950	15.185
YR 6	2,240	750	10	0.315	18.920	11.928
YR 7	3,000	—	—	0.316	18.980	11.394
YR 8	1,910	700	380	0.189	11.310	7.085
YR 9	690	1,220	1,090	0.216	12.940	8.023
YR 10	110	370	2,520	0.208	12.480	6.898
YR 11	450	360	2,180	0.182	10.910	6.103
YR 12	50	140	2,820	0.166	9.980	5.349
YR 13	390	10	2,600	0.183	10.970	5.839
YR 14	1,710	—	—	0.195	6.670	4.096
Totals:	18,290	10,830	11,590	0.258	210.15	130.297

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The processing method envisioned for the Gibellini Project will be to feed leach material from the mine via loader to a hopper that feeds the crushing plant. The leach material will then be fed to an agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution will be sent to the process building for metal recovery where it will go through solvent extraction and stripping processes to produce the vanadium pentoxide.

Vanadium Recoveries and Metallurgical Testing

Approximately 130.3 million pounds of V2O5 is expected to be produced from Gibellini and Louie Hill leaching operations at an average recovery of 62% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching is performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The pregnant leach solution is continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle. Table 6 below summarizes the projected metallurgical recoveries used in the PEA for the three defined oxidation-type domains.

Table 6

Mill Feed Material Type	Direct Leaching Recovery
Oxide	60%
Transition	70%
Reduced	52%

The direct heap leach vanadium recovery estimates used in the PEA were based on extensive metallurgical testing work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories. Samples were selected from a range of depths within the deposit, representative of the various types and styles of mineralization. Samples were obtained to ensure that tests were performed on sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching. Notable test results included the following:

Acid Heap Leach Testing of a Gibellini Bulk Sample, McClelland Laboratories, September 4, 2013

A series of trenches were excavated and approximately 18 tons of material were sent to McClelland Laboratories for pilot testing. The material was air dried and stage crushed to 2” where a column sample was cut for 12” columns and then the leach material was crushed to – ½”. A head sample was taken and material for bench marking columns, and a bottle roll test was also taken. The results of the pilot plant testing are shown in Table 7:

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 7

Crush Size 100%Passing	Test Type	Time (Days)	Head Grade%V*	% VanadiumRecovery	AcidConsumptionlbs/st
50 mm (2”)	Column, open circuit	123	0.299	76.6%	88
12.5 mm (1/2”)	Column, open circuit	123	0.313	80.2%	72
12.5 mm (1/2”)	Column, closed circuit	199	0.284	68.3%	84
12.5 mm (1/2”)	Column, closed circuit	Column, closed circuit	0.313	74.0%	96
12.5 mm (1/2”)	Bottle Roll	4	0.286	67.1%	74
1.7 mm (-10m)	Bottle Roll	4	0.286	66.3%	66
-75µ	Bottle Roll	4	0.279	67.6%	62
-75µ	Bottle Roll	30	0.298	74.2%	54
*to convert V to V2O5, multiply V by 1.7852.

Solvent Extraction (SX) Test Work
The design parameters from this test work are:

● SX Extraction pH Range 1.8 to 2.0
● Di-2-Ethyl Hexyl Phosphoric Acid Concentration 0.45 M (~17.3% by weight) Cytec
● 923 Concentration 0.13 M (~5.4% by weight)
● The Organic Diluent is Orform SX-12 (high purity kerosene)
● SO2 addition of 1.0 to 1.5 g/l
● Strip Solution Sulfuric Acid Concentration 225 to 250 g/l SX
● Extraction Efficiency ~97%
● SX Strip Efficiency ~98%

Pilot Scale Solvent Extraction Testing on Vanadium Bearing Solutions from Two Gibellini Project Column Leach Tests, McClelland Laboratories, September 16, 2013

Solvent extraction (“SX”) processing was conducted to recover vanadium from sulfuric acid pregnant leach solution (“PLS”) generated during pilot column testing on bulk leach samples from the Gibellini project. Laboratory scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was conducted on the loaded strip solution generated during the pilot SX testing, to evaluate methods for upgrading and purifying it to levels that may be required for sale of a final vanadium bearing product.

The final pregnant strip solution was 6.1% vanadium, 250 g/l sulfuric acid with approximately 2% Fe and Al. The solution was suitable for oxidation using sodium chlorate to convert the V+4 to V+5 which was then precipitated using ammonia to make ammonium metavanadate (“AMV”). To make a vanadium product for the steel industry, this AMV is calcined (ammonia driven off) and heated to above 700°C (the fusion temperature of V2O5). This fused V2O5 would then be cooled on a casting wheel, pulverized and packaged. Additionally, using ion exchange resins in conjunction with solvent extraction, strip solution was produced which met or exceeded specifications of electrolyte for vanadium flow batteries.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

In August of 2018, the Company received metallurgical results from its technology partner, NWME from samples collected during a site visit in March of 2018. Tests were performed at it’s laboratory testing facilities located in Xi’an, China. NWME utilized a SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown below:

Table 8

V2O5%	SI %	Fe %	P %	S %	As %	Na2O %	K2O %	Al %	U %
98.56	0.0078	0.88	0.058	0.47	0.0026	0.43	0.052	0.22	0.0001

Uranium content is less than 0.0001% which does not affect the marketability of the product.

The PLS was produced with very low deleterious elements which enabled using an efficient SX process. The PLS V2O5 concentration was 1.15 gram per liter and the Pregnant Strip Solution V2O5 concentration was 39.61 grams per liter.

Capital and Operating Costs

The projected capital costs for the Gibellini vanadium project over a 1 ½ year construction period and mine life average operating costs are summarized in Tables 9 and 10 below. The capital cost includes 25% contingency or USD23.4 million.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 9: Pre-Production Capital Cost
All dollar values are expressed in US dollars unless otherwise noted

Cost Description	Total(USD$000s)
Open Pit Mine
Open pit mine development	1,412
Gibellini incremental WRSF	212
Mobile equipment	111
Infrastructure-On Site
Site prep	2,431
Roads	1,391
Water supply	2,007
Sanitary system	61
Electrical – on site	2,052
Communications	165
Contact water ponds	174
Non-process facilities – buildings	7,583
Process Facilities
Mill feed handling	15,380
Heap leach system	20,037
Process plant	14,441
Off-Site Infrastructure
Water system	4,495
Electrical supply system	3,227
First fills	860
Subtotal Total Direct Cost	76,039
Construction indirect costs	4,254
Sales tax / OH&P	4,236
EPCM	8,879
Total Before Contingency	93,409
Contingency (25%)	23,352
Total Project Cost	116,761

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 10: Operating Costs

Total Cash Operating Cost	USD$ per Ton Leached	USD$ per lb of V2O5 Produced
G&A	0.99	0.31
Mining Cost	2.72	0.85
Total Processing Cost	11.54	3.61
Total	15.26	4.77
(All dollar values are expressed in US dollars unless otherwise noted)

The cash operating costs in the first half of the project covering years 1-7 is USD$3.59 per lb of V2O5 produced and for the years 8-14 is USD$7.12 per lb of V2O5 produced, resulting in the weighted average cash cost of USD$4.77 per lb of V2O5 produced. The cash operating cost is lower in the first half of the project due to processing higher grade material.

Permitting

Vanadium has been listed as one of 23 metals critical to the US economy by the U.S Geological Survey since December 2017. There are currently no active primary vanadium mines in North America. As a result of direction from Secretary of the Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807) the Company anticipates the Gibellini EIS will not be more than 150 pages (excluding appendices) and the BLM to complete the Gibellini final EIS within one year from the issuance of the NOI

On June 19, 2019, the Company announced the appointment of a third party NEPA contractor and SWCA Environmental Consultants to work under the direction of the BLM per the provisions of a Memorandum of Understanding between SWCA Environmental Consultants, BLM and the Company to prepare the EIS for the and assist the BLM in the maintenance of the administrative record.

The Gibellini EIS will be one of the first mining EIS’s done under Secretarial Order 3355 (“SO 3355”) that mandates the Final EIS cannot exceed 150 pages in length and must be completed within one year of the publication date of the NOI for the EIS in the Federal Register. A project schedule has been developed with the BLM that targets the first quarter of 2020 for the NOI to be published and the EIS formally started.

Appointment of the EIS contractor allows the contractor to participate in the review of the Enhanced Baseline Reports, the Mine Plan of Operations and all relevant data and project information that will serve as the foundation for the NEPA review. This early start by the BLM EIS contractor will ensure a streamlined EIS process once the formal NEPA process begins after the publication of the NOI in the Federal Register.

On July 8, 2019, the Company announced that it submitted an enhanced mining Plan of Operations (“POO”) in June 2019 to the BLM and Reclamation Permit Application to the BMRR. This enhanced POO conforms to requirements that are aimed to satisfy timelines set out by Federal Secretarial Order 3355, which is a key difference from this POO and the POO that was submitted in 2018 (see Company’s news release dated May 9, 2019,The POO which was submitted on schedule and prepared under budget, incorporated data and information from a number of consulting companies that are working on the project. Having submitted all the requisite environmental baseline studies, the Company’s POO submission is the last major step before the publication of the NOI which will initiate the EIS process under the Secretary of Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807; see the Company’s press release dated March 28, 2018). The streamlined EIS process from NOI to the record of decision (“ROD”) is one year. Upon receipt of a positive ROD and issuance of Nevada State permits, the Company plans to start mine construction in 2021 subject to project financing completion and begin vanadium production by Q4 2022.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

This POO details the development plans for the open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini Project with stated average mine production during the seven-year mine life of 15.7 million tons of materialized resource containing 120.5 million pounds of vanadium. The POO also includes an exploration plan to fully define all the additional mineralized target areas within the Project claim block. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

Engineering Procurement Construction Management:

On August 15, 2018, the Company issued a request for proposal (the “RFP”) for EPCM from qualified bidders. In December 2018 the Company selected M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to provide engineering, procurement, construction and management services (EPCM) for its Gibellini Vanadium Project in response to its Request for Proposal. M3 was selected for its specific experience in heap leach engineering, and construction expertise in arid environments such as Nevada and Arizona.

The EPCM consists of three phases:

●
Phase 1 includes updating and simplifying previous basic engineering designs from producing delicate vanadium battery electrolyte to producing standard vanadium pentoxide off take product. The other parts of the design such as mine design, waste dump design, road design, borrow pit design, buildings and infrastructure designs will not be substantially changed.

●
Phase 2 will consist of procurement of the required equipment, services and developing the detailed engineering design required to build the project facilities.

●
Phase 3 will outline construction management services to build the facilities to accomplish the actual work.

The Company expects Phase 1 of the EPCM to be completed in 2020; Phase 2, to be completed in 2021; Phase 3, to commence in 2021, completed in 2022 and the Gibellini Project wet commissioning expected to be in 2022.

To try to minimize technical and implementation risk, the Company is working closely with its chosen technology partner, NWME, to fine tune metallurgy, process design and engineering, and ensure maximum vanadium recovery and high-grade vanadium pentoxide commercial product on site. NWME owns and is currently operating the world’s largest black-shale vanadium mine in China with an environmentally friendly, hydrometallurgical leach processing technology without the need of a pre-roasting step (see the Company’s news release dated March 12, 2018 for more details.

NWME conducted a Gibellini site visit in March 2018 and analyzed Gibellini samples in its laboratories. The results of this work are discussed in the following section.

Test Results

Samples collected by NWME’s technical team during their visit to the Project’s site in February 2018 were analyzed at NWME’s facility in Xi’an, China. Approximately 250 kg of material was submitted for analysis. The results are described herein.

98.6% V2O5 Produced on the 1st Run with Simple Conventional Flowsheet

NWME used SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown in Table 11 below:

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 11: Gibellini Vanadium Pentoxide Assay

V2O %	SI %	Fe %	P %	S %	As %	Na2O %	K2O %	Al %	U %
98.56	0.0078	0.88	0.058	0.47	0.0026	0.43	0.052	0.22	0.0001

Uranium content is less than 0.0001% which does not affect the marketability of the product.

The PLS was produced with very low deleterious elements which enabled using an efficient SX process. The PLS V2O5 concentration was 1.15 gram per liter and the Pregnant Strip Solution V2O5 concentration was 39.61 grams per liter.

Overall Vanadium Recovery of Over 60% and Low Acid Consumption

PLS was produced from both bottle roll and column tests. Sulfuric acid was added to the feed material with the bottle rolling for 1 hour, then the open bottle was allowed to cure for 24 hours and water was added to the bottle to attain the desired density (40%). Initial samples were taken at 6 hours, 12 hours, 24 hours, 36 hours, 48 hours and then once a day until the bottle roll was completed.

In column tests, sulfuric acid was added to the feed material and the material was allowed to cure for 24 hours before initiating the leaching. Leaching was conducted by applying 108 grams per liter acid solution over the material. PLS was collected every 24 hours and samples were taken for vanadium analysis. All the tests were performed at room temperature and at atmospheric pressure. The results of the tests are given in Table 12:

Table 12

Test	Leach Time	Vanadium Recovery %	Sulfuric Acid Consumed kg/t
Column Test	21 days	70.74	100
Bottle Roll Test - investigate the effect of the curing method and increase of sulfuric acid addition on the vanadium recovery	50 hours	62.8	150
Bottle Roll Test - investigate addition of NWME prepared leaching agent on the vanadium recovery	144 hours	66.5	100
Bottle Roll Test - investigate the leaching of coarse feed (2mm) on the vanadium recovery	216 hours	63.7	100

The results of the bottle roll and column leach tests performed by NWME largely validate the results of previous tests performed by McClelland Laboratories on Gibellini bulk sample in 2013 (18 tons of material).

The NWME test samples were not agglomerated and were on short leach time of 21 days for column tests and 5 days for bottle roll tests. The Company studied both the NWME test and McClleland test in detail and believe the results were consistent, whereby 70% recovery can be achieved with longer leach cycle (over 100 days McClelland Laboratories vs 21 days NWME) and less acid consumption (50 kg of acid per tonne of material McClelland Laboratories vs 100 kg of acid per tonne of material NWME).

A summary of acid heap leach tests of a Gibellini bulk sample, completed at McClelland Laboratories, September 4, 2013 is tabulated in Table 13 below:

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 13

Size	Test Type	Time (Days)	Vanadium Recovery %	Head Grade % V2O5	Sulfuric Acid Consumed kg/t

50 mm (2”)	Column, open circuit	123	76.6	0.53	39.9
12.5 mm (1/2”)	Column, open circuit	123	80.2	0.56	32.7
12.5 mm (1/2”)	Column, closed circuit	230	68.3	0.51	38.1
12.5 mm (1/2”)	Column, closed circuit	198	74.0	0.56	43.5
12.5 mm (1/2”)	Bottle Roll	4	67.1	0.51	33.6
1.7 mm (-10m)	Bottle Roll	4	66.3	0.51	29.9
-75µ	Bottle Roll	4	67.6	0.50	28.1
-75µ	Bottle Roll	30	74.2	0.53	24.5

Representative Feed Grade with Benign Test Conditions that Can be Replicated in Commercial Setting

The leaching bottle roll and column tests were performed at room temperature and at atmospheric pressure based on Gibellini’s representative grade from grab sampling method across the width of the mineralization at various locations of the Project. These samples are characterized in Table 14:

Table 14

Sample Number	Sample ID	Weight kg	Head Grade V2O5 (%)
1	18-L6-28	17.0	0.665
2	18-L6-29	17.0	0.885
3	18-L6-30	12.5	0.370
4	18-L6-31	18.0	0.210
5	18-L6-32	13.5	0.420
6	18-L6-33	22.5	0.280
7	18-L6-34	19.0	0.315
8	18-L6-35	20.0	0.185
9	18-L6-36	18.0	0.165
10	18-L6-37	20.0	0.195
Total		177.5

For the purpose of metallurgical testing, the samples were mixed to produce a composite material with the average grade of 0.30% V2O5 which is representative of Gibellini resource grade. The composite material was ground to -75 lm feed. The Company believes the test conditions can easily be replicated in a commercial heap leach setting with low technical and implementation risk.

Unique Vanadium Mineralogy in Achieving Remarkable Recovery at Room Temperature and Atmospheric Pressure

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

NWME performed detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analizer 650 and V element phase analysis. This mineralogical analysis confirmed that the Gibellini resource has a high percentage of independent vanadium minerals (“IVM”) such as kazakhstanite, shubnelite, sherwoodite, bokite, which can be leached easily at room temperature and atmospheric pressure within a short time frame.

NWME noted the unique nature of the Gibellini samples with over 45% IVM versus numerous other typical black shale deposits which they have encountered containing less than 10% IVM.

All of the test work carried out on the material from the Gibellini Project indicate that there is a two-stage leaching phenomenon in Gibellini ore - approximately 50% of the vanadium leaches in the first 96 hours (independent vanadium minerals), and the remaining leaching approximately 15 to 20% occurs over a longer time horizon.

Heap leaching is the lowest-cost recovery method compared to roasting, and pressured container VAC leaching; whereby capital costs can compound to multiple times greater for the same throughput. Gibellini’s high IVM content is a key competitive differentiator which places the deposit in the top tier of black shale deposits in terms of pre-production capital cost required based on NWME’s research. The mineralogical results of the Gibellini ore as characterized by NWME’s test work is shown in Table 15:

Table 15

Mineral composition		Mineral content %	V content in minerals %	V distribution %
Independent vanadium minerals 45.2% of vanadium content	Kazakhstanite	0.15	40.91	19.77
	Shubnelite	0.13	27.86	11.67
	Sherwoodite	0.08	34.54	8.90
	Bokite	0.03	36.51	3.53
	Melanovanadite	0.01	41.27	1.33
Vanadium-bearing layered aluminosilicate minerals 20.8% of vanadium content	Sericite	8.59	0.57	14.63
	Illite	5.58	0.28	5.03
	Chlorite	0.81	0.44	1.14
	Nacrite-palygorskite	0.70	-	-
Vanadium-bearing layered iron oxide, sulfate 34% of vanadium content	Limonite	1.76	5.48	31.07
	Strengite	0.64	0.49	1.01
	Jarosite	0.48	1.24	1.92
Gangue	Quartz	75.88	-	-
	Apatite	2.83	-	-
	Potassium feldspar	0.73	-	-
	Dolomite	0.66	-	-
	Carbonaceous	0.45	-	-
	Rutile	0.25	-	-
	Barite	0.04	-	-
	Pyrite	0.20	-	-
Total		100.00		100.00

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Low Carbonate Content Results in Exceptional Low Acid Consumption
NWME detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analyzer 650 and V element phase analysis, confirmed the extremely low carbonaceous content of Gibellini’s oxide and transition samples. This explains the low acid consumption (less than 50 kg per tonne) compared to other average black shale deposits of 200 kg to 300 kg per tonne based on extensive NWME data compilation. Given acid cost accounts for approximately 50% of the Project’s operating expenses, Gibellini’s low carbon content is a key competitive differentiator which places it in the top tier of black shale deposits in terms of processing cost based on NWME’s findings.

The following table is a generalized comparison of Gibellini’s deposit to a composite of typical black shale vanadium deposits:

Table 16

	Gibellini Vanadium Deposit	Black Shale Series Vanadium Deposits
Host Rock	Silica State	Carbon Siliceous Rocks with Mudstone
The Mineral Composition	High Silica, Low Aluminium and Low Carbonaceous. SiO2-78.40%; Al2O3 - 4.13%; T(C) - 0.47%	High Silica, High Aluminum and High Carbonaceous. SiO2-62-93%; Al2O3 > 7%; T(C) > 10%

The next step for NWME will be to investigate the application of NWME’s proprietary technology to Gibellini mineral to produce a high purity vanadium pentoxide product with 99.5% V2O5 content. During the Company’s team visit to NWME’s processing facilities in China in June 2018, NWME commented that its own black-shale vanadium mine produces exclusively 99.5% V2O5 which commands a 15 to 25% pricing premium (compared to benchmark 98% purity) to supply to the vanadium battery, chemical, and aerospace industries. The Company delivered the representative samples from the Project with a total weight of approximately 1 tonne to NWME in China and the test has begun. The Company expects to receive the results from the second phase of metallurgical testing by NWME in the second half of 2019.

On March 26, 2019, the Company announced vanadium assay results from its Fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays are taken from three prospective exploration areas all within 5km to existing Gibellini vanadium NI43-101 compliant resource pit outline. Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb V2O5; V2O5 currently trades at approximately $16/lb.

The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth Prospect, and Big Sky Prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

Detailed maps are available at www.silverelef.com.

Big Sky Prospect (300m by 50m)

The Big Sky prospect occurs 3.1 km southwest of the Gibellini Hill measured and indicated resource and 1.8 km southwest of Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occurs along a 300 meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in Table 17.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 17. V2O5% grab sample assay results at Big Sky prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301910	Big Sky	0.261
301913	Big Sky	0.223
301915	Big Sky	0.346
301916	Big Sky	0.400
301918	Big Sky	0.712
301920	Big Sky	0.264
301926	Big Sky	0.580
301927	Big Sky	2.008
301928	Big Sky	0.848
301944	Big Sky	0.264
301946	Big Sky	0.280
301947	Big Sky	0.218
301950	Big Sky	0.261
302050	Big Sky	0.214
302054	Big Sky	0.787
302055	Big Sky	1.982

Middle Earth Prospect (200m by 70m)

The Middle Earth prospect occurs 1.7 km southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in Table 18.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 18. V2O5% grab sample assay results at Middle Earth prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301951	Middle Earth	0.350
301952	Middle Earth	0.482
301968	Middle Earth	0.628
301969	Middle Earth	0.605
301970	Middle Earth	0.634
301972	Middle Earth	0.252
301973	Middle Earth	0.687
301974	Middle Earth	0.470
301975	Middle Earth	0.612
301976	Middle Earth	0.637
301978	Middle Earth	0.559
301979	Middle Earth	0.557
301980	Middle Earth	0.259
301981	Middle Earth	0.405
301983	Middle Earth	0.255
301984	Middle Earth	0.303
301985	Middle Earth	0.434
301987	Middle Earth	0.291
301988	Middle Earth	1.294
301989	Middle Earth	0.261
301991	Middle Earth	0.314
301992	Middle Earth	0.457
301993	Middle Earth	0.380
301995	Middle Earth	0.302
301998	Middle Earth	0.539
301999	Middle Earth	0.618
302000	Middle Earth	0.532

Northeast Trench Prospect (500m by 300m)

The Northeast Trench prospect occurs 1.2 km northeast of the Gibellini Hill deposit and 2.5 km northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in Table 19.

Table 19. V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Water supply

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year Agreement with the owner of a private ranch, located approximately 14.5 km from the Gibellini Project. The Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

Per the terms of the Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014.license.

The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources (“DWR”).

Offtake and project financing

The Company has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers and banks on potential equity, debt and prepaid off-take financing possibilities. The Company expects to report material progress in due course.

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from both the BLM and SWCA were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.
NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and the Nevada Administrative Code (NAC) 445A.350-NAC 445A.447. Water Pollution Control Permits (WPCP) are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that Waters of the State will not be degraded.

The engineering design for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) was integrated into to the site Closure Plan that was also submitted as part of the WPCP application. This design will facilitate concurrent closure of the heap as each heap cell is finished leaching. This will allow the Closure Plan to be initiated during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

Air Quality Class II Permit

The Nevada Bureau of Air Pollution Control issues air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air. This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

Any process/activity that is an emission source requires an air quality permit. Nevada Revised Statute (NRS) 445B.155 defines an emission source as “any property, real or personal, which directly emits or may emit any air contaminant.”

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The Class II Permit for Gibellini is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards (NAAQS).

The Enhanced Baseline Reports (EBR’s) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow Environmental Protection Measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

Integration with BLM 12-month 3355 EIS Process

The Nevada state permit applications were brought forward in the permitting process to identify any issues resulting from NDEP review that could affect the project design in the Plan of Operations early. By resolving the State permitting issues prior to the start of the EIS, it will help ensure that the 12-month schedule mandated by the BLM Secretarial Order 3355 (S.O. 3355) can be met and interruptions to the schedule can be avoided.

The Company continues with its EPCM work and expects Phase 1 of the EPCM, updating basic engineering design, to be completed by 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2021 and be completed in 2022 with the Gibellini Project wet commissioning expected to be in 2022.

During the three months ended March 31, 2020, the Company incurred total costs of $818,230 (same period 2019 - $1,114,820) for the Gibellini Project including for $355,529 (2019 - $779,770) for geological and engineering services, and $462,701 (2019 - $335,050) for personnel, legal, general and administrative expenses.

2020 Outlook

The Company intends to spend the available funds as set forth above based on annual budgets approved by the Board of Directors consistent with established internal control guidelines, and programs recommended in the Gibellini PEA. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors”.

The Company’s 2020 Gibellini objectives are:

●
Trigger EIS NOI by end of quarter 2, 2020;
●
Develop strategy with State of Nevada to potentially fill US Critical Mineral Inventory;
●
Explore off-take options for vanadium products; and
●
Complete all Nevada permits.

Pulacayo-Paca Property, Bolivia

On January 2, 2015, pursuant to the terms of the acquisition agreement entered into between the Company and Apogee Silver Ltd. (“Apogee”), the Company acquired the Pulacayo Project in Bolivia through the acquisition of the issued and outstanding shares of ASC Holdings Limited and ASC Bolivia LDC, which together, hold the issued and outstanding shares of ASC Bolivia LDC Sucursal Bolivia. ASC Bolivia LDC Sucursal Bolivia controls the mining rights to the concessions through a separate joint venture agreement with the Pulacayo Ltda. Mining Cooperative who hold the mining rights through a lease agreement with state owned Mining Corporation of Bolivia, COMIBOL.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The Pulacayo Project comprises seven concessions covering an area of approximately 3,550 hectares of contiguous mining concessions centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosi in southwestern Bolivia. The Project is also located 107 km northeast of Sumitomo Corporation’s San Cristobal silver mine, 185 km southwest of Coeur Mining, Inc.’s San Bartolome silver mine, and 139 km north of Pan American Silver Corp.’s San Vicente silver mine.

On October 7, 2019, the Company announced that the Pulacayo Mining Production Contract (“MPC”) between the Company and COMIBOL which was executed on October 3, 2019. The MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. It is comparable to a mining license in Canada or the United States.

In November 2017, the Company received an independent technical report with an effective date of October 20, 2017 titled “Updated Mineral Resource Estimate and Technical Report for the Pulacayo Project” (the “Report”). The Report was prepared by Mercator Geological Services Limited (“Mercator”) on the Company’s Pulacayo Project and has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Report describes resources estimated following the guidelines of the CIM Definition Standards for Mineral Resources and Mineral Reserves.

Two mineral resource estimates were disclosed according to the requirements NI 43-101. The first for the Pulacayo deposit and the second for the Paca deposit.

Pulacayo Deposit

Results of the mineral resource estimate prepared by Mercator for the Pulacayo deposit are presented below in Table 20 and filed via SEDAR at www.sedar.com.

The Report outlined 2.08 million tonnes at a weighted average grade of Ag 455 g/t, Pb 2.18%, Zn 3.19% (Ag Eq. 594 g/t) in the indicated category and 0.48 million tonnes at a weighted average grade of Ag 406 g/t, Pb 2.08%, Zn 3.93% (Ag Eq. 572 g/t) in the inferred category. The contained metal content estimated by the Company, of the indicated category resources is 30.4 million ounces of silver, 100.0 million pounds of lead, 146.3 million pounds of zinc. The contained metal content estimated by the Company, of the inferred category resource is 6.3 million ounces of silver, 22.0 million pounds of lead, and 41.6 million pounds of zinc (more resource details in the table below).

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 20. Pulacayo Indicated and Inferred Mineral Resource Statement Details

Pulacayo Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
400	Indicated	2,080,000	455	2.18	3.19	594
	Inferred	480,000	406	2.08	3.93	572

Notes:

(1)
Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2)
Raw silver assays were capped at 1,700 g/t, raw lead assays were capped at 15% and raw zinc assays were capped at 15%.
(3)
Silver equivalent Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*82.9%)
(4)
Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb. Zn. Metal recoveries used in the silver equivalent equation reflect historic metallurgical results disclosed by Apogee Silver Ltd. (Porter et al., 2013).
(5)
Metal grades were interpolated within wire-framed, three-dimensional silver domain solids using Geovia-Surpac Ver. 6.6.1 software and inverse distance squared interpolation methods. Block size is 10m(X) by 10m(Z) by 2m(Y). Historic mine void space was removed from the model prior to reporting of resources.
(6)
Block density factors reflect three-dimensional modeling of drill core density determinations.
(7)
Mineral resources are considered to have reasonable expectation for economic development using underground mining methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8)
Rounding of figures may result in apparent differences between tonnes, grade and contained ounces.
(9)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(10)
Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on in the October 20, 2017 resource estimate by Mercator are presented in Table 21.

Table 21: Contained Metals Based on October 20, 2017 Pulacayo Deposit** Mineral Resource Estimate

Metal	Indicated Resource	Inferred Resource
Silver	30.4 million oz.	6.3 million oz.
Lead	100.0 million lbs.	22.0 million lbs.
Zinc	146.3 million lbs.	41.6 million lbs.

**Based on the resource estimate Ag Eq. cut-off value of 400 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment

Between 2006 and 2012, a total of 69,739 metres of diamond drilling (226 surface and 42 underground drill holes) was conducted at Pulacayo, results of which support the mineral resource estimate reported in this news release. The Pulacayo site is currently permitted for production at a milling rate of 560 tonnes per day and no known legal, political, environmental, or other risks that would materially affect potential future development have been identified by the Company at the effective date of the current (October 20, 2017) mineral resource estimate.

Approximately 85% of the resource tonnage identified at the 400 g/t Ag Eq. cut-off value occurs within 150 meters vertical distance from the main San Leon tunnel, which may facilitate future mineral extraction.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Paca Deposit

The Paca deposit is located in Bolivia approximately 7 km north of the Pulacayo deposit.

Results of the mineral resource estimate prepared by Mercator for the Paca deposit are presented below in Table 3. The Report described previously and filed on SEDAR documents the resource estimate.

The Report outlined 2.54 million tonnes at a weighted average grade of Ag 256 g/t, Pb 1.03%, Zn 1.10% (Ag Eq. 342 g/t) in the inferred category. The contained metal content estimated by the Company, of the inferred category resources is 20.9 million ounces of silver, 57.7 million pounds of lead, 61.6 million pounds of zinc. (more resource details in the table below).

Table 22. Paca Inferred Mineral Resource Statement Details

Paca Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
200	Inferred	2,540,000	256	1.03	1.10	342

Notes

(1)
Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2)
Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
(3)
Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.
(4)
Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.
(5)
Metal grades were interpolated within wire-framed, three-dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.
(6)
A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements.
(7)
Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9)
Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on the October 20, 2017 resource estimate by Mercator are presented in Table 23.

Table 23. Contained Metals Based on October 20, 2017 Paca Deposit** Mineral Resource Estimate

Metal	Inferred Resource
Silver	20.9 million oz.
Lead	57.7 million lbs.
Zinc	61.6 million lbs.

**Based on the resource estimate Ag Eq. cut-off value of 200 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment.

The resource estimate is based on results of 97 diamond drill holes and 1 reverse circulation drill hole totaling 18,160 meters completed between 2002 and 2007.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The geology of the Paca deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. The Paca deposit remains open at depth and along strike.
The Paca mineralization starts from surface and the deposit may be amenable to open-pit mining and this will be evaluated further in the future.

The Company’s research has shown that relatively few silver open pit deposits have been defined at resource cut-off values of 200 g/t Ag Eq. or more.

Permitting and Licensing

Pulacayo MPC between the Company and COMIBOL was executed on October 3, 2019.

The Company was notified of final government resolution approving the MPC on September 27, 2019. The MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. It is comparable to a mining license in Canada or the United States.

Exploration

On September 30, 2019, the Company announced a 5,000-meter diamond drilling at Pulacayo has started with first set of assay results reported in November 2019. Pictures of core samples are available on the Company’s website at www.silverelef.com.

Phase 1 drilling is comprised of surface drilling to expand the NI43-101 compliant Paca resource (see the Company’s news release dated November 22, 2017) in the northern and eastern directions where previous drill holes encountered high grade surface intercepts, including PND-062, which included 42 meters of 406 g/t Ag located on the edge of the resource envelope. The Company will also evaluate upgrading the Paca resource from an Inferred category to Measured and Indicated categories through infill drilling. Some of the high-grade zone extensions being explored are shown below:

Table 24

hole Nº	from – to (m)	int (m)	Ag(g/t)	Pb(%)	Zn
PND008	18.0 – 33.5	15.5	314	1.0	0.4
PND029	12.0 – 22.3	10.3	436	0.0	0.0
PND062	10.0 – 52.0	42.0	406	0.8	0.1
ESM2	0.0 – 38.0	38.0	411	1.4	1.2

The geology of the Paca deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. The Paca deposit remains open at depth and along strike. The Paca mineralization starts from surface, and the deposit may be amenable to open-pit mining which will be evaluated in the future.

Phase 2 drilling commenced in December 2019. The plan was to expand the Pulacayo resource base along strike from 1km to 3km and at depth from 300m to 600m. There will also be infill drilling to confirm the geological model and test continuity of shallow high grade indicated resource blocks that are near the San Leon tunnel and accessible through the existing adit. Some of the high-grade zone extensions being explored are shown in Table 25.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 25

hole Nº	from – to (m)	int (m)	Ag(g/t)	Pb(%)	Zn %	Distancefrom adit (m)
PUD005	96.2 – 108.0	11.9	689	1.9	1.4	-67.5
PUD007	70.0 – 96.8	26.8	517	2.3	4.2	-44.5
PUD057	374.0 – 378.0	4.0	1,184	0.8	2.3	-137.5
PUD069	281.0 – 294.0	13.0	624	2.1	4.2	-46.0
PUD109	293.6 – 298.4	4.8	3,607	3.8	4.1	-30.4
PUD118	174.0 – 184.0	10.0	1,248	1.7	2.6	-93.9
PUD134	128.2 – 151.5	23.3	514	1.3	1.9	-55.7
PUD150	290.0 – 302.0	11.2	882	0.4	0.6	-75.2
PUD159	343.0 – 354.0	11.0	790	0.6	0.6	-116.6
PUD170	237.0 – 239.0	2.0	3,163	0.1	0.9	-32.5

On October 28, 2019, the Company announced the diamond drilling results from Phase 1 drilling at Paca. Borehole PND 110 intersected 89 meters grading 378 g/t Ag-Equivalent (“AgEq;” 279 g/t Ag, 1.28% Zn, 1.17% Pb) starting from 9 meters downhole, including 12 meters grading 1,085 g/t Ag starting at just 16 meters downhole.

Phase 1 Drill highlights included:

●
PND107: 54.0 meters of 238 g/t AgEq (151 g/t Ag, 1.01% Zn, 1.17% Pb) from 55.0 to 109.0 meters;
●
PND108: 24.0 meters of 307 g/t AgEq (200 g/t Ag, 0.60% Zn, 2.12% Pb) from 33.0 to 57.0 meters;
●
PND109: 28.0 meters of 281 g/t AgEq (242 g/t Ag, 0.27% Zn, 0.69% Pb) from 15.0 to 43.0 meters;
●
PND110: 89.0 meters of 378 g/t AgEq (279 g/t Ag, 1.28% Zn, 1.17% Pb) from 9.0 to 98.0 meters;
●
PND112: 1.0 meters of 904 g/t AgEq (890 g/t Ag, 0.05% Zn, 0.31% Pb) from 21.0 to 22.0 meters;
●
PND 113: 25.0 meters of 209 g/t AgEq (196 g/t Ag, 0.04% Zn, 0.29% Pb) from 3.0 to 28.0 meters.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths.

Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2017 resource report completed for the Paca deposit by Mercator Geological Services (see the Company’s news release dated November 22, 2017). Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results

PUD110 reported the highest silver width-grade intercept at the Paca project to date, which now has over 19,000 drill meters completed between the Company and the previous operator since 2002. These Phase 1 drill results are anticipated to increase the overall tonnage and upgrade the confidence level of the current NI43-101 compliant resource estimate prepared independently by Mercator in 2017 (Effective from October 20th, 2017; available on www.SEDAR.com):

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 26.  Paca Inferred Mineral Resource Statement Details

Paca Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
200	Inferred	2,540,000	256	1.03	1.10	342
Contained Metals(million oz,lb,lb)			20.9	57.7	61.6

Notes:

(1)
Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2)
Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
(3)
Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz.Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.
(4)
Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.
(5)
Metal grades were interpolated within wire-framed, three-dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.
(6)
A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements.
(7)
Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9)
Tonnes are rounded to nearest 10,000.
(10)
Contained Metals Based on October 20, 2017 Paca Deposit  Mineral Resource Estimate.
(11)
Based on the resource estimate Ag Eq. cut-off value of 200 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment.
(12)
The resource estimate is based on results of 97 diamond drill holes and 1 reverse circulation drill hole totaling 18,160 meters completed between 2002 and 2007.

On December 18, 2019, the Company announced that phase two drilling which is a 5,000-meter program that will consist mainly of wide step-out drilling up to 1.5km west (Western Block) of the current 43-101 Pulacayo resource, has started the Pulacayo Project. That current Pulacayo resource covers 1.4 km in strike and represents only a small portion of the Tajo vein system which is over 3 km in strike and open to least 1,000 meters at depth, according to historical records of underground mining.

The complete detailed composited drill intersections of mineralization are tabulated as below:

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Table 27

Hole	From(m)	To (m)	Length(m)	Ag (g/t)	Zn %	Pb %	AgEq
PND107
	55.0	109.0	54.0	151	1.01	1.17	238
incl …	70.0	77.0	7.0	178	0.97	1.37	271
and …	70.0	109.0	39.0	180	1.20	1.34	283
and …	87.0	109.0	22.0	240	1.23	1.65	355
PND108
	15.0	65.0	50.0	135	0.40	1.42	208
incl …	33.0	57.0	24.0	200	0.60	2.12	307
and …	33.0	43.0	10.0	257	0.41	1.49	333
	94.0	96.0	2.0	160	0.94	0.52	220
PND109
	15.0	43.0	28.0	242	0.27	0.69	281
incl …	20.0	29.0	9.0	391	0.26	1.10	445
and …	24.0	26.0	2.0	1223	0.42	3.20	1365
and …	37.0	43.0	6.0	282	0.31	0.52	315
	75.0	173.0	98.0	15	2.47	1.28	168
incl …	93.0	94.0	1.0	167	3.64	1.24	367
PND110
	9.0	182.0	173.0	95	1.63	1.40	273
incl…	9.0	98.0	89.0	279	1.28	1.17	378
and…	9.0	28.0	19.0	718	0.05	0.74	749
and…	9.0	12.0	3.0	145	0.07	0.90	183
and…	16.0	28.0	12.0	1085	0.04	0.71	1115
and…	44.0	180.0	138.0	87	1.59	2.01	233
and…	44.0	46.5	2.5	111	0.61	1.09	179
and…	44.0	98.0	54.0	98.0	2.03	1.52	343
and…	52.0	54.0	2.0	115	1.61	1.33	234
and…	60.0	82.0	22.0	328	1.98	1.43	466
and…	61.0	65.0	4.0	1248	1.93	2.88	1441
and…	86.0	94.0	8.0	270	2.83	2.74	495
and…	97.0	98.0	1.0	155	3.26	3.03	409
PND111
	0.0	2.4	2.4	110	0.16	0.58	139
PND112
	12.0	28.0	16.0	154	0.08	0.39	173
incl…	21.0	22.0	1.0	890	0.05	0.31	904
	33.0	36.0	3.0	120	0.07	2.40	216
	43.0	44.6	1.6	100	0.23	1.58	171
PND113
	3.0	28.0	25.0	196	0.04	0.29	209
incl…	3.0	17.0	14.0	185	0.04	0.38	202
and…	21.0	28.0	7.0	310	0.04	0.19	320

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.
During the three months ended March 31, 2020, the Company incurred total costs of $639,368 (same period 2019 - $898,650) for the Pulacayo Project including for $564,955 (2019 - $779,770) for geological and engineering services, and $74,413 (2019 - $335,050) for personnel, legal, general and administrative expenses.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
The Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
● The Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
● The Company re-initiated active exploration and drilling program on the property;
● Completed a positive final settlement of Bolivian tax dispute.
As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property.

In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ.

With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

2020

In January 2020, the Company has completed the first 3 holes of the planned 17 drill holes at the Pulacayo Project. These step-out drill holes are located 25-, 50- and 115 meters west of the existing Pulacayo resource model. The Company has also mobilized a second drilling rig to Pulacayo and expects to complete the proposed 5,000 meter drill program in February with full assay results available by March 2020. The remainder step out drill holes are collared up to 2km west from the existing resource model.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

On January 21, 2020, the Company announced the first step-out diamond drilling results. Borehole PUD 267 intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

PUD 267 marks the Company’s first Pulacayo drill hole of the 2020 drilling campaign and the first drilling to be conducted on the property since 2012. A total of 268 historic Pulacayo drill holes were completed between 2008 and 2012 by the previous operator. The results of PUD 267 comes on the back of the success of the Company’s first drill campaign at Paca (7km north of Pulacayo), where PND 110 intersected highest-ever grade at Paca of 12 meters of mineralization grading 1,085g/t silver, starting 16 meters downhole (see the Company’s news release dated October 28, 2019). These near-surface, high-grade intersections contribute positively to a potential district-style project economic assessment with consideration of open-pit mining scenarios. There are several other targets controlled by the Company within the district that are yet to be drilled but highly promising (e.g., Pacamayo, Al Abra, and Pero).

PUD 267 intercepted the Tajo vein system 83 meters west from PUD 041 which intersected 20 meters of mineralization grading 15.1g/t Ag, 2.43%Zn, 0.76% Pb at a similar depth to the mineralization encountered at PUD 267. PUD 041 (drilled in 2008) represents the westernmost drillhole that comprises the Company’s 2017 NI43-101 compliant Pulacayo resource (“Eastern Block”). These results confirm that the Tajo vein system extends westward and occurs near-surface, with a probable thickening component for a minimum 83-meter extension to the west of the Eastern Block.

The Eastern Block spans 1.4 km in strike, roughly 300 meters of vertical section and contains 30.4 million indicated silver oz and 6.4 million inferred silver oz estimated in the independent NI 43-101 report by Mercator of October 2017 (see the Company’s news release dated November 22, 2017).

PUD 267 was planned based on a vertical projection of Pulacayo’s historic underground workings which followed the Tajo vein system. These workings exist between 400 meters and 1,000 meters from the surface with mined grades of 10% to 25% Zn and 300g/t to 800g/t Ag (according to Hochschild mining records from 1914 to 1960). The results of PUD 267 reveal strong potential for existing mineralization from near-surface in the intervening depths to the workings approximately 400 meters below.

On March 6th, 2020, the Company released the results of its first 2,598 meters of drilling which focused on the western portion of the Pulacayo property.

Complete composited drill intersections of mineralization (in meters) for this portion of the program are tabulated below:

Table 28

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq	Target
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6	West
	117	123	6.0	47.8	1.11	0.25	89.7	West
PUD268	21	23	2	20	1.34	0.77	92.6	West
PUD274	75	77	2	93.5		0.42	98.8	East
PUD274	82	83	1	83		0.09	77.4	East

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013.

Table 29 Header information for Drillhole

Hole ID	Azimuth	Dip	Depth (m)	Easting	Northing	AMSL
PUD267	180	-45	180	739823.4	7744735	4336
PUD268	180	-45	192	739866	7744723	4366
PUD269	180	-45	210	739750	7744727	4321
PUD270	0	-45	201	739626	7744618	4284
PUD271	180	-45	156	739670	7744655	4293
PUD272	180	-45	300	739540	7744860	4329
PUD273	180	-45	201	739343	7744869	4385
PUD274	200	-65	95	741031	7744391	4237
PUD275	180	-45	161	739481	7744625	4357
PUD276	0	-45	201	739467	7744416	4267
PUD277	21	-55	72	741196	7744229	4181
PUD278	0	-45	120	739170	7744599	4317
PUD279	180	-45	130	737933	7744679	4346
PUD280	0	-45	113	739024	7744538	4344
PUD281	0	-45	180	739661	7745113	4396
PUD282	0	-45	86.4	739180	7744380	4296

Complete drill map and result cross sections can be accessed at www.silverelef.com/company-presentation  and  https://www.silverelef.com/projects/pulacayo-silver-lead-zinc/.

2020 Outlook

The Company’s objectives in 2020 is to drill and expand the Pulacayo silver resource base which open to the west and at depth, as well as drill district-scale targets (Paca, Al Abra, Pero, Pacamayo) and to increase investor awareness.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The Company’s goals for 2020 include:

●
Refurbish portions of the existing mine workings
●
Expand the Pulacayo resource footprint
●
Phase I drill program
●
Test surface targets adjacent to existing workings
●
Test depth of mineralization with initial deep fan
●
Compile a production profile for Pulacayo
●
Expand the Paca resource footprint
●
Phase II drill program
●
Test extent of manto/conglomerate formation
●
Update Pulacayo/Paca Technical Report
●
Geological mapping of the district.

Ulaan Ovoo Coal, Property

On October 16, 2018, the Company announced that it had executed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at the Company’s Ulaan Ovoo coal mine and will pay the Company USD$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee has paid the Company USD$100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew. The Lessee will pay all government taxes and royalties related to its proposed mining operation.

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of $100,000 (paid), and USD$150,000 and USD$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement.

The Ulaan Ovoo mine was commissioned in March 2019, however the operation was stopped in April and May due to the late approval of 2019 environmental plan. The approval was issued in June 2019.

Chandgana Coal, Properties

For more information about the Chandgana coal properties and power plant project, please refer to the relevant sections of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

The Company has successfully converted its Chandgana Khavtgai (Khavtgai Uul) coal exploration license to a mining license. For the Chandgana Tal project, the Company intends to discuss the need to update the detailed environmental impact assessment and mining feasibility study with the relevant ministries and complete the requirements to maintain the licenses.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

5.
SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected consolidated financial information for the eight most recently completed quarters:

	2020	2019	2019	2019
	Q1	Q4	Q3	Q2

Operating expense	$(1,137,998)	$(1,175,096)	$(715,475)	$(820,893)
Net gain/(loss)	(940,124)	12,475,952	(1,019,268)	6,966,029
Net loss per share, basic and diluted	$(0.01)	$0.11	$(0.01)	$0.07
Comprehensive gain/(loss )	(940,124)	12,475,952	(1,019,268)	6,966,029
Comprehensive gain/(loss)per share, basic and diluted	$(0.01)	$0.11	$(0.01)	$0.07

	2019	2018	2018	2018
	Q1	Q4	Q3	Q2

Operating expense	$(794,098)	$(1,318,475)	$(636,172)	$(780,818)
Net loss	(908,859)	(16,044,665)	(634,337)	(916,247)
Net loss per share, basic and diluted	$(0.01)	$(0.20)	$(0.01)	$(0.01)
Comprehensive loss	(908,859)	(15,975,825)	(610,797)	(966,787)
Comprehensive loss per share, basic and diluted	$(0.01)	$(0.20)	$(0.01)	$(0.01)

The fluctuation on quarterly net loss is primarily due to Share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, advertising and promotion expenses, the impairment losses recognized on resource properties, and debt settlements.

6.
DISCUSSION OF OPERATIONS

The reader is encouraged to refer to Note 6 of the Company’s Annual Financial Statements for the year ended December 31, 2019 for the Company’s IFRS accounting policies. For discussion on each project, the reader is encouraged to refer to the “Business Overview” section of this MD&A.

Three Months Ended March 31, 2020 and 2019 (Q1 2020 and Q1 2019)

Operating Expenses	Three Months Ended March,
	2020	2019
Advertising and promotion	$50,625	$134,048
Consulting and management fees	387,500	58,552
General and administrative expenses	350,916	413,281
Professional fees	90,245	58,330
Share-based payments	203,191	51,085
Travel and accommodation	55,521	78,802
	$1,137,998	$794,098

The Company had an operating loss of $1,137,998 for Q1 2020, compared with an operating loss of $794,098 for Q1 2019. In late January 2020, the Company initiated measures, including travel restrictions, remote work, and supplemental health care for our Bolivian, Mongolian, and USA staff in response to the reported spread of COVID-19 virus. Theses measures include our Canadian head office staff following Canadian federal and provincial Government advice.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Of note are the following items:

The Company had an operating loss of $1,137,998 for Q1 2020, compared to a loss of $794,098 for Q1 2019. In late January 2020, the Company initiated measures, including travel restrictions, remote work, and supplemental health care for our Bolivian, Mongolian, and USA staff in response to the reported spread of COVID-19 virus.  Theses measures included our Canadian head office staff.  The Company followed the Canadian Federal and Provincial Government Workplace Policies and Procedures Guidelines which was established to address the COVID-19 pandemic response.

Of note for Q1 2020 are the following items:

●
advertising and promotion expenses decreased in Q1 2020 compared to Q1 2019 by $83,423 due to restricted travels and promotional meetings during the COVID-19 pandemic;

●
Consulting and management fees increased by $328,948 from $58,552 in Q1 2019 to $387,500 in Q1 2020 due to the issuance of a share bonus granted in the amount of $324,000 to management of the Company;

●
general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations and also included insurance, salaries and directors’ fees.  General and administrative expenses decreased by $62,365 from $413,281 in Q1 2019 to $350,919 in Q1 2020. The decrease is a result of cost cutting initiatives across the Company;

●
professional fees increased by $31,915, from $58,300 in Q1 2019 to $90,245 in Q2 2019 due to additional legal and audit fees incurred during Q1 2020;

●
share-based payments costs are non-cash charges which reflect the estimated value of stock options granted. The Company uses the fair value method of accounting for stock options granted to directors, officers, employees and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the option. The fair value of common share options granted is estimated on the date of grant using the Black-Scholes option pricing model. Share-based payments increased in Q1 2020 by $152,106 compared to Q1 2019.  The increase was primarily related to the increase in the number of options earned during the Q1 2020 period compared to the Q1 2019 period; and

●
travel and accommodation expenses decreased by $23,281 from $78,802 in Q1 2019 to $55,521 in Q1 2020 due to decreased property site visits and travels to promote the Company.

For the three months ended March 31, 2020, the Company’s “Other Items” amounted to a loss of $197,874 compared to a loss of $114,761 in Q1 2019.

Other Items	Three Months Ended March,
	2020	2019
Costs in excess of recovered coal	$118,803	$21,002
Foreign exchange (gain)/loss	(316,677)	(19,549)
Impairment of mineral property	-	113,308
	$(197,874)	$114,761

7.
PROPOSED TRANSACTIONS

As at the date of this MD&A there are no proposed transactions where the Board of Directors or senior management believes that confirmation of the decision by the Board is probable or with which the Board and senior management have decided to proceed.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

8.
LIQUIDITY AND CAPITAL RESOURCES

Working Capital

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

At March 31, 2020, the Company had cash flow of $930,856 representing a decrease of $2,086,848 from $3,017,704 held at December 31, 2019. The Company’s working capital at March 31, 2020 was a deficit of $596,118 compared to a working capital of $947,465 at December 31, 2019.

On May 1, 2020, the Company closed the first tranche of the non-brokered private placement (the “Placement”) announced on April 15, 2020. The first tranche raised gross proceeds of $1,330,940 through the issuance of 10,238,000 units (the “Units”) of the Company of $0.13 per Unit. Each Unit is comprised of one Share and one Share purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase an additional Share of the Company at an exercise price of $0.16 for a period of three years from the closing of the first tranche of the Placement. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fee. The Placement proceeds are expected to be used for the Company’s mineral project development and for general working capital purposes.

The Company expects to close the second and final tranche of $ 645,000 of the fully subscribed Placement in May 2020.

As at this MD&A date, the Company has cash flow of $1.9 million and the Company’s working capital is $0.5 million.

The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

The Company’s cash flow highlights for the three months ended March 31, 2020, are presented in the table below.

Cash Flow Highlights

	Three Months Ended March 31,
	2020	2019
Cash Used in Operating Activities	$(484,191)	$(923,503)
Cash Used in Investing Activities	(1,596,511)	(719,476)
Cash Used in Financing Activities	(6,146)	(8,929)
Net Decrease in Cash and Cash equivalents	(2,086,848)	(1,651,908)
Cash and cash equivalents- beginning of period	3,017,704	5,304,097
Cash and cash equivalents - end of period	$930,856	$3,652,189

Operating activities: During the three months ended March 31, 2020, cash used in operating activities was $484,191 compared to $923,503 cash used during Q1 2019. The decreased outflows in Q1 2020 related to decreased activities of the Company due to COVID-19 pandemic.

Investing activities: During the three months ended March 31, 2020, the Company used $1,596,511 in investing activities (2019 - $719,476). During Q1 2020, the Company spent $15,810 (2019 - $Nil) on purchase of equipment and $1,580,701 (2019 - $719,476) on the Pulacayo and Gibellini Projects exploration activities.

Financing activities: During the three months ended March 31, 2020, the Company received $3,000 on exercise of stock options and paid $9,146 (2019 - $8,929) for corporate office lease.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Capital Resources

As an exploration and development company, The Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See Section “Risk Factors” set out in the Company’s AR. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing and at favourable terms for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future exploration, evaluation and development of the Gibellini Project and the potential construction of a mine, in order to reach profitable levels of operation. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of project milestones for the Gibellini Project and for the Pulacayo Project, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated.

The condensed interim consolidated financial statements for the three months ended March 31, 2020 have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

Contractual Commitments

The Company’s commitments related to mineral properties are disclosed in Note 13 to the Annual Financial Statements. The Company has no commitments for capital expenditures. The Company’s other commitments include a corporate office lease:

	2020	2021	2022	Total

Office Lease Obligations	$36,343	$24,574	$9,540	$70,457
	$36,343	$24,574	$9,540	$70,457

Capital Risk Management

The Company considers its capital structure to consist of Share capital, stock options and Share purchase warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of its projects and to pursue and support growth opportunities. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company is not subject to externally imposed capital requirements. There has been no change in the Company’s approach to capital management during the three months ended March 31, 2020.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Management is aware that market conditions, driven primarily by vanadium, silver, other metal and coal prices, may limit the Company’s ability to raise additional funds. These factors, and others, are considered when shaping the Company’s capital management strategy.

9.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, the Company agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.
Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued.  The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. The Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous
Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme court to consider and issue a new resolution.

On November 18, 2019 the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary as not proven.

The Resolution is final and binding. Hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.
During the year ended December 31, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded.  The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.  On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the City tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases.

The VAT credit can be used to offset Red Hill’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. Due to the credit risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

10.
RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of the Company, provides management and consulting services to the Company.
●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of the Company, provides consulting services to the Company.
●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of the Company, provides consulting services to the Company

A summary of amounts paid or accrued to related parties is as follows:
	Three Months Ended March 31,
Related parties	2020	2019
Directors and officers	$641,035	$467,463
Linx Partners Ltd.	105,000	84,000
MaKevCo Consulting Inc.	11,500	5,700
Sophir Asia Ltd.	10,900	5,400
	$768,435	$562,563

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended March 31,
Related parties	2020	2019
Consulting and management fees	$52,500	$106,950
Directors' fees	43,200	22,500
Mineral properties	493,585	175,910
Salaries	179,149	257,203
	$768,435	$562,563

As at March 31, 2019, amounts due to related parties totaled $37,813 (December 31, 2019 – $30,533).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company. The amounts due to related parties is summarized below:

	Three Months Ended March 31,
Key Management Personnel	2020	2018
Salaries and short term benefits	$206,313	$289,919
Directors' fees	43,200	22,500
Share-based payments	138,410	121,096
	$387,924	$433,515

11.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company followed the same accounting policies and methods of computation in the Annual Financial Statements for the three months ended March 31, 2020. The significant accounting policies applied, and recent accounting pronouncements are described in Notes 4 and 6 to the Annual Financial Statements.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

In preparing the condensed consolidated interim financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of amortization for property and equipment, the useful life and recoverability of long-lived assets, the recoverability of accounts receivable, determination of environmental obligation provision for closure and reclamation, accounts payable and accrued liabilities, the assumptions used in the determination of the fair value of financial instruments and share-based payments, and the determination of the recoverability of deferred income tax assets bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant Accounting Judgments and Estimates

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require management to make significant judgements, estimates and assumptions in determining carrying values include, but are not limited to:

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Note 5 to the Annual Financial Statements ), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

(a)
Functional currency determination

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Management has determined the functional currency of all entities to be the Canadian dollar.

(b)
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the year ended December 31, 2019, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

(c)
 Impairment (recovery) assessment of deferred exploration interests
The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

(d)
Deferred Tax Liability

Judgement is required to determine which types of arrangements are considered to be a tax on income in contrast to an operating cost. Judgement is also required in determining whether deferred tax liabilities are recognised in the statement of financial position. Deferred tax liabilities, including those arising from un-utilised tax gains, require management to assess the likelihood that the Company will generate sufficient taxable losses in future periods, in order to offset recognised deferred tax liabilities. Assumptions about the generation of future taxable losses depend on management’s estimates of future cash flows. These estimates of future taxable losses are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable losses differ significantly from estimates, the ability of the Company to offset the net deferred tax liabilities recorded at the reporting date could be impacted.

(e)
 Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(f)
Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(g)
 Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

(h)
 Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts.

Significant estimates are involved in the determination of recoverability of receivables and no assurance can be given that actual proceeds will not differ significantly from current estimations. Similarly, significant estimates are involved in the determination of the recoverability of services and/or goods related to the prepaid expense amounts, and actual results could differ significantly from current estimations.

(i)
Provision for closure and reclamation

The Company assesses its mineral properties’ rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location. Actual costs incurred may differ from those amounts estimated.

Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

(f)
Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

(f)
Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the Annual Financial Statements.

(g)
Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 20. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

12.
FINANCIAL INSTRUMENTS AND RELATED RISKS

The Board of Directors, through the Audit Committee is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s board of directors’ reviews the Company’s policies on an ongoing basis.

Financial Instruments

A description of financial instruments is included in Note 21 to the Annual Financial Statements and Note 11 to the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Related Risks

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at March 31, 2020, the Company had a cash balance of $930,856 (December 31, 2019 – $3,017,704). As at March 31, 2020, the Company had accounts payable and accrued liabilities of $1,855,865 (December 31, 2019 - $2,420,392), which have contractual maturities of 90 days or less.

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2020

(ii)
Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at March 31, 2020, with other variables unchanged, a 10% (December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $28,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $42,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $32,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earning due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

13.
RISKS AND UNCERTAINTIES

The Company’s business is the exploration, evaluation and development of mining properties. Thus, the Company’s operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks described below are not listed in any particular order and are not meant to be exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company’s business, financial condition or results of operations and/or the market price of the Company’s securities. Each of these risk factors is discussed in more detail under “Risk Factors” in the Company’s AR for the year ended December 31, 2019, which is available under the Company’s SEDAR profile at www.sedar.com.

●
Global outbreaks including COVID-19;
●
History of net losses;
●
Capital costs, operating costs, production and economic returns;
●
Exploration and development risks;
●
No history of profitable mineral production;
●
Mineral reserves / mineral resources;
●
Environmental risks;
●
Foreign operations;
●
Reform of the General Mining Law in the U.S;
●
Government approvals and permits;
●
Property interests;
●
Mineral claims, mining leases, licenses and permitting;
●
Title risks;
●
First Nation;
●
Competition;
●
Inherent risks;
●
Reliance on key personnel;
●
Volatility of mineral prices,
●
Currency fluctuations;
●
Global and local financial conditions;
●
Third-party contractors;
●
Andy-bribery legislations;
●
Uninsured risks;
●
No dividend payments;
●
Related party transactions;
●
Litigation and regulatory proceedings;
●
Cyber security;
●
Foreign private issuer;
●
Non-Canadian investors;
●
Emerging growing company;
●
Additional risks.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

14.
DISCLOSURE CONTROLS AND PROCEDURES

Design of Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s disclosure committee is comprised of the Chief Executive Officer and senior members of management. The disclosure committee’s responsibilities include determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws. The board of directors is responsible for reviewing the Company’s disclosure policy, procedures and controls to ensure that it addresses the Company’s principal business risks, and changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that the Company’s disclosure controls and procedures were effective during the three months March 31, 2020.

Design of Internal Controls over Financial Reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

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pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions, acquisition and disposition of assets and liabilities;

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provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and

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provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and incurrence of liabilities, that could have a material effect on the financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective during the three months ended March 31, 2020.

15.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to the Company’s internal control over financial reporting during the three months ended March 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SILVER ELEPHANT MINING CORP.
(formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

16.
DISCLOSURE OF OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company had a total of:

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133,310,408 Shares outstanding with recorded value of $183,102,433;

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12,382,500 stock options outstanding with a weighted average exercise price of $0.28. The options are exercisable to purchase one Share at prices ranging from $0.20 to $0.50 and expire between June 2020 and May 2025; and

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37,061,497 Share purchase warrants outstanding with a weighted average exercise price the equivalent of $0.44. The Share purchase warrants are exercisable to purchase one Share at prices ranging from the equivalent of $0.40 to $0.70 and expire between May 2020 and May 2023.

17.
OFF-BALANCE SHEET ARRANGEMENTS

During the three months ended March 31, 2020, the Company was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.